SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14N
(Rule 240.14n1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )[1]
Paragon Offshore, plc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
G6S01W108
(CUSIP Number)
Check the appropriate box:
[_]Solicitation pursuant to 240.14a-2(b)(7)
[_]Solicitation pursuant to 240.14a-2(b)(8)
[_]Notice of Submission of a Nominees or Nominees in Accordance with 240.14a-11
[X]Notice of Submission of a Nominees or Nominees in Accordance with
Procedures Set Forth Under Applicable State or Foreign Law, or the
Registrant's Governing Documents
--------
[1]The remainder of this cover page shall be filled out for a reporting person's initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
33:
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the
Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
38:
1
NAME OF REPORTING PERSONS
Marcel de Groot
2
MAILING ADDRESS AND PHONE NUMBER OF EACH REPORTING PERSON
(OR, WHERE APPLICABLE, THE AUTHORIZED REPRESENTATIVE)
Graaf van Egmontstraat 35A, 2000 ANTWERPEN, BELGIUM
(32)495562044
3
AMOUNT OF SECURITIES HELD THAT ARE ENTITLED TO BE
VOTED ON THE ELECTION
OF DIRECTORS HELD BY EACH REPORTING PERSON (AND,
WHERE APPLICABLE,
AMOUNT OF SECURITIES HELD IN THE AGGREGATE BY
THE NOMINATING
SHAREHOLDER GROUP), BUT INCLUDING LOANED SECURITIES AND
NET OF SECURITIES SOLD SHORT OR BORROWED FORPURPOSES OTHER
THAN A SHORT SALE:
4,336,483

4
NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES ENTITLED
TO BE VOTED ON THE ELECTION OF DIRECTORS
REPRESENTED BY AMOUNT IN ROW (3) (AND, WHERE APPLICABLE,
AGGREGATE NUMBER OF VOTES ATTRIBUTABLE TO THE
SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF
DIRECTORS HELD BY GROUP):
4,336,483

1
NAME OF REPORTING PERSONS
Michael Richard Hammersley

2
MAILING ADDRESS AND PHONE NUMBER OF EACH REPORTING PERSON
(OR, WHERE APPLICABLE, THE AUTHORIZED REPRESENTATIVE)
706 N. Eugene Street, A4, Greensboro, North Carolina 27401
(336) 209-3559
3
AMOUNT OF SECURITIES HELD THAT ARE ENTITLED TO
BE VOTED ON THE
ELECTION OF DIRECTORS HELD BY EACH REPORTING
PERSON (AND, WHERE
APPLICABLE, AMOUNT OF SECURITIES HELD IN THE
AGGREGATE BY THE NOMINATING
SHAREHOLDER GROUP), BUT INCLUDING LOANED
SECURITIES AND NET OF
SECURITIES SOLD SHORT ORBORROWED FOR PURPOSES
OTHER THAN A SHORT SALE:
112,000

4
NUMBER OF VOTES ATTRIBUTABLE TO THE SECURITIES
ENTITLED TO BE VOTED
ON THE ELECTION OF DIRECTORS REPRESENTED BY
AMOUNT IN ROW (3) (AND,
WHERE APPLICABLE, AGGREGATE NUMBER OF VOTES
ATTRIBUTABLE TO THE
SECURITIES ENTITLED TO BE VOTED ON THE ELECTION OF
DIRECTORS HELD BY GROUP):
112,000
________________

The following constitutes the Schedule 14N filed by the undersigned (the Schedule 14N).

Item 1(A). Name of Registrant
Paragon Offshore plc, a public limited company incorporated under the laws of England and Wales (the Issuer).

Item 1(B). Address of Registrant's Principal Executive Offices
The address of the principal executive offices of the Issuer is:
3151 Briarpark Drive, Suite 700, Houston, Texas 77042, United States of America. AND
20-22 Bedford Row, London WC1R 4JS, United Kingdom

Item 2(A). Name of Person Filing
Marcel de Groot together with Michael Richard Hammersley (the Reporting Persons)

Item 2(B). Address or Principal Business Office or, if None, Residence Mr. Marcel de Groot: Graaf van Egmontstraat 35A, 2000 ANTWERPEN, BELGIUM together with;
Michael Richard Hammersley:
706 N. Eugene Street, A4, Greensboro, North Carolina
27401
Item 2(C). Title of Class of Securities
Common stock, $1.00 par value per share (Common Stock)

Item 2(D). CUSIP No.
G6S01W108

Item 3. Ownership
(a)
The amount of securities held and entitled to be voted on the election of directors by the Reporting Persons is as follows. As of the date hereof, Marcel de Groot beneficially owns 4,348,483 shares of Common Stock and Michael Richard Hammersley beneficially owns 112,000 shares of Common Stock.

Information with respect to the ownership by certain affiliates of the Reporting Persons is set forth in Item 5 and incorporated herein by reference. Each of the foregoing disclaims beneficial ownership with respect to the securities of the Issuer reported owned herein except to the extent of his or its pecuniary interest therein.
(b)
All of the foregoing securities disclosed by the Reporting Persons in (a) of this Item 3 are voting securities. Pursuant to the Issuers governing documents, each share of Common Stock is entitled to one vote and therefore the number of shares of Common Stock disclosed in (a) of this Item 3 represents the number of votes attributable to such securities.
(c)-(d)
None of the securities disclosed in this Schedule 14N have been loaned or sold in a short sale that is not closed out, or that have been borrowed for purposes other than a short sale.

(e)
The aggregate voting stock owned by the Reporting Persons as set forth in this Item 3 is 4,448,483 which constitutes approximately
5 percent of the outstanding
Common Stock of the Issuer. The aggregate voting stock owned by the Reporting Persons and their affiliates as set forth in this Item 3 is 4,448,483 which constitutes approximately 5% of the outstanding Common Stock of the Issuer.

Item 4. Statement of Ownership From a Nominating Shareholder or Each Member of a Nominating
Shareholder Group Submitting this Notice Pursuant to 240.14a-11
Not Applicable
Item 5. Disclosure Required for Shareholder Nominations Submitted Pursuant to 240.14a-11
Not Applicable
Item 6. Disclosure Required by 240.14a-18
(a)
The Reporting Persons have nominated Mr. Randall D. Stilley, Mr. Mark B. Slaughter, and Mr. Robert Joe Tondu (the Nominees) to the Board of Directors (the Board) of the Issuer. This nomination shall be considered at the meeting to be held at the request to establish this requisition (the Meeting).

The Nominees consent to be named in the Issuer's proxy statement and form of proxy and, if elected, to serve on the Issuers board of directors. The Nominees have submitted to the Issuer a completed form consent.
(b)-(e)

The nomination of the Nominees is to be made on the Issuers proxy materials pursuant to the Issuers proxy access procedures set forth in its By-Laws (the Bylaws).
The business address of Mr. Marcel de Groot:
Graaf van Egmontstraat 35A, 2000 ANTWERPEN, BELGIUM together with;
the business address of Michael Richard Hammersley:
706 N. Eugene Street, A4, Greensboro, North Carolina 27401

The principal business of the Reporting Persons is making investments for their own accounts as well as serving as the manager of these accounts. As of the date hereof, the Reporting Persons beneficially own 4,448,483 shares of Common Stock which were purchased with the personal funds of each Mr. Marcel de Groot and Michael Richard Hammersley, respectively. Shares of Paragon Offshore, plc., Common Stock owned directly by the Nominee Mr. Randall D. Stilley were purchased with personal funds at an average price of three dollars ($3.00) per share.


Below sets forth the biographical information of the Nominees, Mr.
Randall D. Stilley, including his principal occupation and prior employment; Randall D. Stilley, 63, is a proven leader with restructuring, startup and turnaround experience; and is adept in public and private company environments. He was President and Chief Executive Officer of
Paragon Offshore plc (NYSE: PGN)
from its inception in February 2014 to November 2016.
Qualifications & Experience.
Mr. Stilley has 40 years of direct Oil Field Services industry experience. From May 2011 to February 2014 he was Managing Partner at SEH Offshore, LLC, a privately held entity. He also served as President and Chief Executive Officer of Seahawk Drilling, Inc. (NASDQ: HAWK) from
September
2008 to May 2011. Earlier, he was one of the founders, and served President and Chief
Executive Officer of Hercules Offshore, Inc. (NASDAQ: HERO) from October 2004 to July 2008. From December 2003 to October 2004, Mr. Stilley was President and Chief
Executive Officer of Seitel, Inc.
Before Seitel, Mr. Stilley was President of the
Oilfield Services Group at Weatherford
International, Inc. (NYSE: WFT) from 1998 to
2000. Prior to joining Weatherford, Mr. Stilley served in a variety of senior management positions with Halliburton Company for 22 years (1976-1998)
(NYSE: HAL), including Vice President of Completions & Production Enhancement and
Vice President of Asia Pacific/China. He is a registered professional engineer in the State of Texas, and a member of the Society of Petroleum Engineers. Mr. Stilley served as a director and non-executive Chairman of ThruBit Logging Solutions from October 2007 until December 2011 when the company was sold to Schlumberger
(NYSE: SLB). He served as a director
and member of the Executive Committee of the International Association of Drilling Contractors from 2005-2016. He also served as a director and member of the executive committee of the National Ocean Industries Association from 2004 until 2012. He is a director of several non-profit organizations including Theatre Under The
Stars, Boys and Girls Country of Houston, the Boys and Girls Country Endowment, and the Hobby Center Foundation. Mr. Stilley received a Bachelor of Science Degree in Aerospace Engineering from the University of Texas at Austin in 1976.

Directorships for the past ten years: Hercules Offshore, Inc.(NASDAQ) (2004 to 2008),
ThruBit Logging Solutions LLC (2007 to 2011), Seahawk Drilling, Inc. (NASDAQ) (2009 to 2011), Paragon Offshore plc 2014-2016 (NYSE).
As of the date hereof, the Nominee beneficially owns 33,500 shares of Common Stock that he purchased in December of 2014 with personal funds.
For information regarding purchases and sales during the past two years in securities of the Issuer by the Nominees, please see Attachment A. The Nominees disclaims beneficial ownership with respect to the securities of the Company reported owned in this Schedule 14N except to the extent of his pecuniary interest therein.

Below sets forth the biographical information of the Nominees, Mr. Mark B. Slaughter, including his principal occupation and prior employment;
Mark B. Slaughter, 58, is a proven
leader in both public and private company settings, with startup, turnaround and mergers and acquisitions experience gained in the oilfield services and remote communications industries.
Qualifications & Experience.
Mr. Slaughter most recently was the chief executive officer, president and a board member at RigNet, Inc. (NASDAQ: RNET), a leading global provider of remote communications solutions to the oil and gas industry, with Paragon Offshore plc as a premier client. Over his nine-year tenure at RigNet from August 2007 through January 2016, he took a troubled, but promising, $50 million private equity backed business through a successful IPO to a peak valuation of over $1 billion. From January 2007 to July 2007, he served as president and chief operating officer at RigNet. Before RigNet, Mr. Slaughter served in executive and management roles at Halliburton Company, Reliant Energy, United Technologies and Stratos Global Corporation. He serves on the boards of two non-profit organizations: Boys and Girls Country of Houston; and the Center for Christianity in Business at Houston Baptist University. Named a
2014 EY Entrepreneur of the Year region winner and national finalist, he completed United Technologies Executive Program at the University of
Virginias Darden Graduate School of Business and attended Stanford Law Schools
Directors College. Mr. Slaughter is the recipient of the 2016 Lifetime Achievement Award in Energy from the Houston Technology Center.
He holds an A.B. from Harvard College and an MBA from Stanford
Universitys Graduate School of Business. Directorships for the past ten years: RigNet, Inc. (Nasdaq: RNET) from 2010 to 2016;
and Geoforce Inc. from 2014 through current.

Below sets forth the biographical information of the Nominees, Mr. Robert Joe Tondu, including his principal occupation and prior employment;

Mr. Tondu, 66, is the CEO and sole shareholder of Tondu Corporation, a business development and investment company that develops, owns, and operates electric energy production facilities and manages the Tondu family private investment office Tondu Corporation was started by Mr. Tondu in 1978 and has invested over $240 million in power plant projects in the US and Canada. Over his career Mr. Tondu has been responsible for assembling and leading numerous major project development teams. These efforts involved defining innovative strategies to address first-of-a-kind challenges in contract creation, public involvement, marketing, and creative financing.
In addition, Mr. Tondu has taken an active role in energy public policy and was instrumental in the creation of legislation supporting the development of the energy policy framework and the renewable energy initiatives for the State of Michigan. Prior to the creation of Tondu Corporation, Mr. Tondu worked as a geologist in the Southern Division of Getty Oil Company and was actively involved in drilling oil and gas wells throughout the Texas onshore and bay water Gulf Coast. After leaving Getty Oil in 1978 and the formation of the predecessor of Tondu Corporation, Mr. Tondu directed the companys exploration and development of oil and gas assets in Texas and Louisiana. This effort involved identifying and leasing drilling prospects, raising investment capital, and managing the drilling and production of oil and gas wells. Mr. Tondu has a wide range of business investment experience including investments in electric power marketing, real estate development, steel manufacturing, medical technology research, and venture capital. Mr. Tondu received a Bachelor of Science in geology from Grand Valley State College in 1973 and a Master of Science in geology in 1976 from the University of Texas at Austin.

The Nominees Mark B. Slaughter and Robert Joe Tondu presently are, and if elected as directors of the Issuer, the Nominees would be, independent directors within the meaning of Section 301 of the
Sarbanes-Oxley Act of 2002. The Nominees are not a
member of the Issuers compensation, nominating or audit committee that is not independent under any such committees applicable independence standards.
Except as otherwise set forth in this
Schedule 14N (including the Exhibits hereto), (i)
during the past 10 years,
no Participant has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors); (ii)
no Participant directly or indirectly beneficially owns any
securities of the Issuer;
(iii) no Participant owns any securities of the Issuer which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Issuer during the past two years; (v) no part of the purchase price or market value of the securities of the Issuer owned by any Participant is represented by
funds borrowed or otherwise obtained for the
purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Issuer, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any
Participant owns beneficially, directly or
indirectly, any securities of the Issuer; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Issuer; (ix) no Participant or any of his or its associates was a party
to any transaction, or series of similar
transactions, since the beginning of the Issuers last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Issuer or any of its subsidiaries was or is to be a party, in which the amount
involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding
with any person with respect to any future employment by the
Issuer or its affiliates,
or with respect to any future transactions to which the Issuer or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the
Annual Meeting; (xii) no Participant holds
any positions or offices with the Issuer; (xiii) no Participant has a family relationship with any director,
executive officer, or person nominated or chosen by the Issuer to become a director or executive officer and (xiv)
no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Issuer. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries
or has a material interest adverse to the Issuer or any of its subsidiaries not otherwise disclosed
herein these exhibits provided, however, that both Randall D. Stilley and Michael Richard Hammersley are currently seeking an Equity Committee in regard to the proceedings filed by Paragon Offshore, plc., and
their related subsidiaries under Chapter 11 of the United States
Bankruptcy Code.
As of this filing, no such Equity Committee has been appointed. Further,
Marcel de Groot as well as Michael Richard Hammersley also have filed a claim against Paragon Offshore, plc., and each of its subsidiaries in the amount of one-billion and one-hundred million dollars ($1,100,000,000.00). This claim has also been filed against each member of the Management of Paragon Offshore, plc., as well as each member of the current Board of Directors of
Paragon Offshore, plc., as well as PriceWaterhouseCoopers, LLP as auditor for Paragon Offshore, plc.
With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years. Other than as stated above and
elsewhere in this Schedule 14N, there are no agreements, arrangements or understandings between the Participants or their affiliates and associates, and the Nominees or any other person or persons pursuant to which the nomination described herein
is to be made and the Reporting
Persons and their affiliates and associates have no material interest in such nomination, including any anticipated benefit therefrom to the
Reporting Persons or any of
their affiliates or associates. Other than as stated above and elsewhere in this
Schedule 14N,
there are no (1) direct or
indirect material interest in any contract or agreement
between the
Participants and/or the Issuer or any affiliate of the Issuer (including any employment agreement, collective bargaining agreement, or consulting agreement), (2) any material pending or threatened legal proceeding in which the Participants, involving
the Issuer, any of its executive officers or
directors, or any affiliate of
the Issuer; and (3) any other material relationship between the Participants, and/or the Issuer or any affiliate of the Issuer not otherwise disclosed herein.
(f) Not applicable.
Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination Not applicable.
________________
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies
that information set forth in this notice on Schedule 14N is true, complete and correct.
Dated: February 22, 2016
MARCEL DE GROOT
MICHAEL RICHARD HAMMERSLEY
By:
/s/ Marcel de Groot
By:
/s/ Michael Richard Hammersley
Name:
Marcel de Groot
Name:
Michael Richard Hammersley
Title:
Shareholder
Title:
Shareholder
_______________

ATTACHMENT A

TRANSACTIONS IN SECURITIES OF THE ISSUER
DURING THE PAST TWO YEARS OTHER THAN THE
VESTING OF MANAGEMENT INCENTIVE STOCK
Date of
Purchase/Sale
Purchase of Common Stock
33,500 12/2014
Sale of Common Stock/Incentive Plan Stock Units
(941,667)
12/2016